April 23, 2010	TSX - HNC

Revised
Hard Creek Nickel Completes
Non Brokered Private Placement

(VANCOUVER, BC) Hard Creek Nickel Corporation (the “Company”) – The Company revises its press release dated April 21, 2010 at the request of the TSX Stock Exchange.

The Company announces that it has completed its non brokered private placement of 4,000,000 Units at a price of Cdn. $0.25 per Unit for total gross proceeds of Cdn.$1,000,000.00.

Each Unit consisted of one share and one half share purchase warrant. Each full warrant is exercisable at Cdn. $0.40 for one year. The securities and warrants issued have a hold period expiring 4 months after issuance.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of Cdn. $0.60 or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 10 working days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

Hard Creek Insiders that participated in the Private Placement amounted to 19.75% or 790,000 Units.

Proceeds of the private placement will be used for general working capital.

A finders’ fee was paid on a portion of this private placement, 7.5% of gross cash proceeds plus warrants exercisable at $0.40 for one year, equal to 7.5% of units placed in connection with this private placement.

“Mark Jarvis”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
Tel: 604 681 2300 Fax: 604 681 2310 E: info@hardcreek.com W: www.hardcreek.com